As filed with the Securities and Exchange Commission on November 21, 2001
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                       BESTNET COMMUNICATIONS CORPORATION
                     (formerly WAVETECH INTERNATIONAL, INC.)
             (Exact name of registrant as specified in its charter)


             Nevada                                              86-1006416
(State or other jurisdiction of                              (I. R. S. Employer
 incorporation or organization)                              Identification No.)

          5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546
                                 (616) 977-9933
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Copies to:
        Gerald I. Quinn                           Gregory Sichenzia, Esq.
  BestNet Communications Corp.           Sichenzia, Ross, Friedman & Ference LLP
5075 East Cascade Road, Suite K,                     135 West 50th St.
  Grand Rapids, Michigan 49546                      New York, NY 10020
         (616) 977-9933                               (212) 664-1200

               (Name, address, including zip code, and telephone number, including area code, of agent for service)

     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                  Proposed maximum         Proposed
  Title of each class of        Amount to be     offering price per    maximum aggregate         Amount of
securities to be registered    registered (1)        share unit         offering price      registration fee (4)
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value     696,000(2)           $2.035(5)           $696,000(2)              $174
Common Stock, $.01 par value      50,875(3)           $2.035(5)           $ 50,875(3)              $ 13
----------------------------------------------------------------------------------------------------------------
Total:                                                                    $746,875                 $187
================================================================================================================

----------
(1) Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2) Represents the dollar amount of shares of common stock issuable upon conversion of our series C 8% cumulative convertible preferred stock, $.001 par value per share, issued on October 17, 2001.

(3) Represents the dollar amount of shares of common stock issuable upon the exercise of 25,000 warrants issued on October 17, 2001.

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and 457(h) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices for shares of Common Stock as reported by the Nasdaq Over the Counter Bulletin Board on October 26, 2001.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE REGISTRANT WILL NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2001


Prospectus

                          BestNet Communications Corp.

                      Up to $746,875 Worth Our Common Stock


     This prospectus relates to the resale by the selling stockholders of up to $746,875 worth of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders are deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section on page __ in this prospectus for a complete description of all of the selling stockholders.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. On October 26, 2001, the closing sale price of our common stock was $2.10.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 7.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is __________, 2001.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Where You Can Find More Information                                            1
Incorporation of Documents by Reference                                        2
Summary                                                                        3
The Offering                                                                   6
Risk Factors                                                                   7
Use of Proceeds                                                               22
Market for Common Equity and Related Stockholder Matters                      23
Selling Stockholder                                                           24
Plan of Distribution                                                          25
Determination of Offering Price                                               26
Description of Securities                                                     27
Legal Matters                                                                 27
Experts                                                                       27
Information with Respect to the Registrant                                    28
Disclosure of Commission Position on Indemnification for
  Securities Act Liabilities                                                  28


                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 2001;
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
          5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 7 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

                          BESTNET COMMUNICATIONS CORP.

     Founded on July 10, 1986, BestNet Communications Corp. is a Nevada corporation that develops, markets and sells Internet-based telecommunications technologies.

     Although founded in 1986, we did not begin our operations until 1995. From 1995 until June 1999, we developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services.

     At August 31, 2001, BestNet had an accumulated deficit of $17,020,532. BestNet had net losses for the fiscal year ended August 31, 2001 of $4,014,810. We expect to continue to spend considerable financial and management resources on the roll-out of our Bestnetcall service which is described below. Further, BestNet has substantial future capital requirements with respect to the roll-out of its Bestnetcall service. Accordingly, we expect to continue to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

     Since June 1999, substantially all of our business and financial resources have been focused on developing a web-enabled long distance service called Bestnetcall, which is the only Internet-based telecommunications technology we offer. Bestnetcall was first made available to the public on April 17, 2000. We are presently focusing substantially all of our resources on marketing Bestnetcall to selected companies with international locations or clients. We are licensing the technology that comprises our Bestnetcall service from Softalk, Inc. Softalk is a technology company based in Ontario, Canada. Softalk develops Internet-based telecommunication technologies, and performs substantially all of our development activities.

     Our Bestnetcall service allows people to initiate and complete long distance telephone calls by using the Internet. Users of Bestnetcall may enroll, place calls, pay for service and access customer service real-time on the Internet by accessing our website at www.bestnetcall.com. Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers real-time billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     We intend to offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets will include:

     *    Governments
     *    Business and Industry
     *    Commercial Development Companies
     *    Telecommunication Companies
     *    Companies which provide access to the internet
     *    Browser Based Services, such as Internet Explorer, Yahoo and
          Amazon.com
     *    Affinity Groups
     * Other organizations, including charities, religious organizations, schools and alumni associations

     These marketing efforts will be targeted at international long distance users in a number of key geographic areas in the world. Our priorities will be focused primarily on the following geographic regions:

     *    Caribbean
     *    North America
     *    Asia Pacific
     *    Central & South America
     *    Europe
     *    Middle East

     According to industry sources, telecommunication service providers' global revenue is expected to reach US$975 billion in the year 2000. A number of industry studies have mapped international telephone traffic patterns. Current forecasts call for a total of 106 billion minutes of international telephone traffic in the year 2000. Valued at a normal price of US$0.25 per minute, this would represent a global market of approximately US$26.5 billion, although BestNet believes the real market value will likely be two to three times that number. Our goal is to become a leading provider of web-enabled long distance service and related services. We have no prior experience in providing telecommunication services such as that contemplated by our Bestnetcall service.

     Our principal executive offices are located at 5075 East Cascade Road, Suite K, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. BestNet wholly owns its four subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., Telplex International Communications, Inc. and Bestnet Travel, Inc.

                SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended August 31, 1996, 1997, 1998, 1999, and 2000 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                              Year Ended August 31,
                                            --------------------------------------------------------------------------------------
                                                1996           1997           1998           1999           2000           2001
                                            -----------    -----------    -----------    -----------    -----------    -----------
Statement of Operations
Data:
Revenue                                     $    19,895    $   719,142    $   157,838    $    13,580    $    28,670    $   493,260
Cost of revenue                                 179,068        679,930         85,082          9,468         51,722        497,663
Development                                     297,935              0              0              0              0              0
Selling, general and administration           1,287,386      1,584,747        794,004        691,479      1,188,032      2,044,720
Depreciation & Amortization                     136,902        211,786        156,965        146,977      1,545,636      1,979,975
                                            -----------    -----------    -----------    -----------    -----------    -----------
Total cost and expenses                       1,901,291      2,476,463      1,036,051        847,924      2,785,390      4,522,358

Loss from operations                         (1,881,396)    (1,757,321)      (878,213)      (834,344)    (2,756,720)    (4,029,098)

Other Income and Expenses:
 Interest income                                 32,777          8,500          6,565         70,519         76,129        227,691
 Rental income                                        0              0          8,833         36,000         22,500            300
 Misc income                                          0              0              0              0          4,014             43
 Interest expense                               (11,585)       (26,893)       (45,182)        (8,995)       (60,512)           (36)
 License agreement termination income                 0              0        236,906              0              0              0
 Loss on sale of investment in Switch                 0              0       (216,165)             0              0              0
 Debt conversion expense                              0              0        (92,894)             0              0              0
 Proposed merger costs                                0              0       (236,737)      (118,450)             0              0
 Write-off of intangibles & other assets              0              0              0        (36,125)             0              0
 Income tax expense                                   0              0              0              0              0            (50)
 Preferred stock conversion penalty                   0              0              0       (144,000)      (221,226)             0
 Exchange (loss) gain                                 0              0              0              0              0         (1,647)
 Other misc expenses                                  0              0              0        (15,000)             0              0
                                            -----------    -----------    -----------    -----------    -----------    -----------
Total Other Income and Expenses                  21,192        (18,393)      (338,674)      (216,051)      (179,095)       226,301
                                            -----------    -----------    -----------    -----------    -----------    -----------
Net loss before preferred dividends         $(1,860,204)   $(1,775,714)   $(1,216,887)   $(1,050,395)   $(2,935,815)    (3,802,797)

Cumulative preferred dividends
 declared and preferred stock
 conversion benefit                                   0              0        135,994         36,500      2,602,046        212,013
                                            -----------    -----------    -----------    -----------    -----------    -----------
Net loss available to common shareholders   $(1,860,204)   $(1,775,714)   $(1,352,881)   $(1,086,895)   $(5,537,861)   $(4,014,810)

Net loss per share, basic & diluted         $     (1.00)   $      (.74)   $     (0.51)   $     (0.37)   $     (1.72)   $     (0.45)

Weighted average shares of outstanding,
 basic & diluted                              1,866,734(1)   2,409,195(1)   2,663,257(1)   2,904,693      3,221,225      9,013,669

                                                                                At August 31,
                                            --------------------------------------------------------------------------------------
                                                1996           1997           1998           1999           2000           2001
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balance Sheet Data:
 Cash & Cash Equivalents                    $   857,488   $    13,329     $ 2,202,573    $   889,620    $  2,581,492   $    285,518
 Working Capital                                665,483      (650,761)      1,863,442        618,440       2,394,852        197,796
 Total Assets                                 4,580,239     2,840,796       2,542,171      1,574,395      13,862,867     11,264,956
 Total Liabilities                            1,070,529       828,981         389,219        281,288         210,542        164,196
 Accumulated Deficit                         (3,252,371)   (5,028,085)     (6,380,966)    (7,467,861)    (13,005,722)   (17,020,532)
 Stockholders' Equity                         3,509,710     2,011,815       2,152,952      1,293,107      13,652,325     11,100,760

----------
(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                  THE OFFERING

     This prospectus relates to the resale by the selling stockholder of (i) up to $696,000 worth of our common stock issuable upon conversion of our series C 8% cumulative convertible preferred stock, $.001 par value per share, issued on October 17, 2001 and 25,000 shares of our common stock issuable upon exercise of warrants.

     As of November 7, 2001, we had 14,981,241 shares of common stock, $.01 par value, issued and outstanding.

                                RECENT FINANCINGS

     In this prospectus, we are registering $696,000 worth of our common stock underlying 5,000 shares of series C 8% cumulative convertible preferred stock, $.001 par value per share, issued to an accredited investor pursuant to a subscription agreements dated October 17, 2001. The number of shares of common stock issuable upon conversion of the outstanding series C 8% cumulative convertible preferred stock, $.001 par value per share, is 342,015 assuming a conversion price of $2.035 per share. In addition, 25,000 shares underlying warrants are being registered in connection with these financings. These warrants have an exercise price of $2.90 per share.

     The series C 8% cumulative convertible preferred shares are entitled to a liquidation preference amount of $100 per share and an 8% annual cumulative dividend, calculated on the liquidation preference amount, payable quarterly and are convertible into our common stock determined by the following formula:

     $500,000 plus any accrued and unpaid dividends divided by the lessor of:

     a)$2.40; or

     b) 80% of the average of the three lowest closing prices of our common stock for the thirty days immediately prior to the conversion.

     The common share purchase warrants have an exercise price of $2.90 per common share and expire on October 17, 2007. To date the purchase warrants remain unexercised.

      See "Description of Securities" for a complete description of our series C 8% cumulative convertible preferred stock.

                                  RISK FACTORS

     BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

RISKS RELATED TO OUR BUSINESS

IF BESTNET'S BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     BestNet has operated at a loss for the last six years. The Bestnetcall service is a new product for BestNet and therefore has no operating history upon which an evaluation of BestNet and its prospects can be based. Further, BestNet has no meaningful prior operating history in the telecommunications industry, which could negatively impact BestNet's ability to successfully market its Bestnetcall service. Our Bestnetcall service may never achieve commercial acceptance by Internet users. The failure to achieve market acceptance could negatively impact BestNet's ability to generate income in the future.

AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY REDUCE BESTNET'S REVENUES.

     BestNet's business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. BestNet also relies on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines at any time, which they may do in response to increased regulation or other external factors that increase their cost of doing business, BestNet's costs may increase and its revenues may decrease. BestNet may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If BestNet is unable to purchase the necessary services to maintain and expand its network as currently configured, BestNet's revenues may decline.

BESTNET DEPENDS ON ITS STRATEGIC RELATIONSHIP WITH SOFTALK, WHICH, IF TERMINATED, WOULD HAVE A MATERIAL ADVERSE EFFECT ON BESTNET'S BUSINESS.

     BestNet depends in large part on its joint product development efforts with Softalk. Softalk may choose not to renew existing arrangements on commercially acceptable terms, if at all. BestNet's loss of this key strategic relationship, or the failure to develop new relationships in the future, would likely adversely impact BestNet's future revenues.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH, IF INCREASED OR CHANGED, COULD REDUCE BESTNET'S REVENUES.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the FCC, and the FCC could impose greater or lesser regulation on BestNet's industry. The FCC is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those which provide Internet telephone services to end-users located within the United States. The imposition of such surcharges or the regulation of Internet telephony providers could increase the cost of doing business over the Internet and decrease BestNet's revenue.

     Aspects of BestNet's operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. Government agencies may in the future increase regulation of Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and, therefore, increase BestNet's expenses and decrease its revenues.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO INTERNATIONAL GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH COULD MATERIALLY ADVERSELY AFFECT BESTNET'S BUSINESS.

     BestNet intends on marketing its service to international long distance callers. Because it will be conducting business internationally, BestNet will be subject to certain direct or indirect risks. These risks would include unexpected changes in regulatory requirements for the Internet and/or Internet telephony; foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue; foreign taxation; and the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

RISKS RELATED TO OUR CURRENT FINANCING AGREEMENT

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR SERIES C PREFERRED STOCK, CONVERTIBLE NOTE, AND WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     As of November 7, 2001, we had:

     *    14,981,241 shares of common stock issued and outstanding
     * an aggregate of 367,015 shares of common stock issuable upon conversion and exercise of the following securities:
          - 5,000 series C 8% cumulative convertible preferred stock that may be converted into 342,015 shares of common stock, based on current market prices;
          - 25,000 warrants to purchase 25,000 shares of common stock at an exercise price of $2.90; and

     The amount of securities issuable upon outstanding preferred shares and warrants represents 2.4% of our total outstanding common shares and that due to the floating conversion rates, we do not know the exact number of shares we will issue upon conversion. The number of shares of common stock issuable upon conversion of the outstanding convertible note and series C preferred stock will increase if the market price of our stock declines. All of the shares, including all of the shares issuable upon conversion of the note and series C preferred stock, and upon exercise of our warrants, may be sold without restriction. The sale of these shares may depress the market price of our common stock.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR SERIES C 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

     Our obligation to issue shares upon conversion of our convertible securities is essentially limitless.

     The following is an example of the amount of shares of our common stock that is issuable, upon conversion of our series C 8% cumulative convertible preferred stock, based on market prices 25%, 50% and 75% below the market price, as of October 26, 2001, of $2.10.

                                                            Number of          Percentage of
% Below Market    Price Per Share    Discount of 20%     Shares Issuable     Outstanding Stock
--------------    ---------------    ---------------     ---------------     -----------------
     25%              $1.575              $1.26               552,380               3.6%
     50%              $ 1.05              $0.84               828,571               5.6%
     75%              $0.525              $0.42             1,637,142               9.9%

As illustrated, the number of shares of common stock issuable upon conversion of the outstanding series C 8% cumulative convertible preferred stock will increase if the market price of our stock declines, which will cause dilution to our existing stockholders.

THE ISSUANCE OF SHARES UPON CONVERSION OF OUR SERIES C 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, AND EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

     The issuance of shares upon conversion of the series C 8% cumulative convertible preferred stock, and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount. Although the preferred stockholders may not convert their securities and/or exercise their warrants into more than 4.99%, respectively, of our outstanding common stock, this restriction does not prevent the investors from converting and/or exercising

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some of their holdings and then converting the rest of their holdings. In this way, the investor could sell more than this limit while never holding more than this limit. In addition, preferred stockholders may waive the 4.99% limitation upon an event of default. If this limit is waived there is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock and may result in a change of control of BestNet Communications.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR SERIES C 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK MAY ENCOURAGE THE INVESTORS TO MAKE SHORT SALES OF OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

     The series C 8% cumulative convertible preferred stock are convertible into shares of our common stock at a 20% discount to the trading price of the common stock either prior to the issuance of the preferred or prior to the conversion, whichever is lower. The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales by the selling stockholder or others. This could place further downward pressure on the price of the common stock. The selling stockholder could sell common stock into the market in anticipation of covering the short sale by converting their securities, which could cause the further downward pressure on the stock price.

THE DIVIDENDS PAYABLE ON OUR SERIES C PREFERRED STOCK IS ALSO CONVERTIBLE INTO SHARES OF OUR COMMON STOCK.

     The dividends payable on the series C preferred stock is also convertible into shares of our common stock. The preferred shares are entitled to an 8% annual cumulative dividend payable quarterly. In this regard, the lower the price of our common stock, the more shares of common stock the preferred stockholder will receive in payment of dividends.

BESTNET HAS A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF ITS BESTNETCALL SERVICE.

     At August 31, 2001, BestNet had an accumulated deficit of $17,020,532.

     BestNet believes that its future profitability and success will depend in large part on its ability to generate sufficient revenue from Bestnetcall revenues and websites to businesses. Revenues are also anticipated from the licensing of its technology and business systems to partners setting up Internet telephony services in partner-led foreign markets. The profitability and success of BestNet will depend on:

     * its ability to maintain existing relationships and enter into new relationships with Post Telephone & Telegraph administrations and other carriers for which it sells Internet telephony services

     * to obtain or retain for BestNet the right to sell Internet telephony services and related value-added telecom services online

     * its ability to effectively maintain existing relationships with its multinational partners

     * its ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall and Internet telephony services

     *    its ability to generate sufficient online traffic and sales volume

Accordingly, BestNet expects to expend significant financial and management resources on the roll-out of the Internet telephony service, and on site and content development on its Bestnetcall websites, integration of the Internet telephony and Bestnetcall services, strategic relationships, technology and operating infrastructure. As a result, BestNet expects to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. If such losses continue to occur, BestNet's revenues may not increase or even continue at their current levels. Further, BestNet may not achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of BestNet's business, the limited operating history of both Internet telephony and Bestnetcall and the

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
risks associated with integrating these businesses, BestNet believes that period-to-period comparisons of operating results are not meaningful and should not be relied upon as an indication of future performance.

CONFLICTS OF INTEREST MAY ARISE WHICH MATERIALLY ADVERSELY AFFECT BESTNET'S BUSINESS AND ITS REVENUE

     Conflicts of interest may arise between BestNet and its affiliates, including Softalk, in areas relating to past, ongoing and future relationships, including:

     * the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property matters

     *    potential acquisitions or financing transactions

     *    sales of other dispositions by BestNet principals

     These conflicts also may include disagreements regarding the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect BestNet's business and its ability to earn revenue from the sale of the Bestnetcall service. Ownership interests of directors or officers in BestNet common stock, or serving as both a director/officer of BestNet and a director/officer/employee of Softalk, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for BestNet and Softalk. Two of the members of BestNet's Board of Directors are also directors, officers or employees of Softalk.

OUR INABILITY TO BE COMPETITIVE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets with which we have no prior experience. These risks could impair our ability to expand internationally as well as increase our costs and decrease our revenues.

ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services over the Internet, it is necessary that we be able to ensure the secure transmission of confidential customer information over public telecommunications networks. We employ certain technology in order to protect such information, including customer credit card information. However, we may be unable to ensure that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that communicating over the Internet is not secure, even if unfounded, means that fewer consumers are likely to make communicate through that medium. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     The market price of our common stock may decrease as more shares of common stock become available for trading due to the exercise of outstanding warrants to purchase our common stock. The participation of the shareholders in BestNet also may be reduced through the issuance of new common stock.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include BestNet's plans:

     *    to grow its Internet-based communications businesses

     *    to expand the range of services it offers

     * to increase the number of customers and revenues using its services and the minutes of use and price per minute of use of the traffic booked through BestNet's websites and network

     * to otherwise expand its business activities in new cities and foreign countries

     * to retain key personnel or otherwise to implement its strategy as well as its beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising.

     These forward looking statements include statements regarding the belief or current expectation of BestNet's management and are necessarily based on management's current understanding of the markets and industries in which BestNet operates. That understanding could change or could prove to be inconsistent with actual developments. BestNet's actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

                          BESTNET COMMUNICATIONS CORP.

BUSINESS DEVELOPMENT

     Founded on July 10, 1986, BestNet Communications Corp., a Nevada corporation (formerly Wavetech International, Inc.) (BestNet or the Company), develops, markets sells, and sub-licenses patented Internet-based telecommunications technologies and services. Substantially all of our development activities are performed by Softalk, Inc. (Softalk), an Ontario, Canada-based technology company that is also a major shareholder of BestNet. Although founded in 1986, we did not commence operations until 1995. From 1995 until June 1999, we developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, BestNet's efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing our BestNetcall web-enabled long distance service. On September 27, 2000, we changed our name to BestNet Communications Corp.

     On April 23, 1999, we entered into a licensing agreement with Softalk. Softalk develops Internet-based telecommunication technologies that enable users to initiate long distance calls from anywhere in the world by accessing a specific Internet website. This technology enables users to, among other things, make international telephone calls at substantially reduced rates from those offered by traditional long distance carriers. This licensing agreement granted BestNet certain marketing and customer service rights with respect to Softalk's technologies. The licensing agreement was later amended and restated on October 25, 1999, to grant BestNet exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts and on a worldwide non-exclusive basis individual consumer accounts.

BestNet also has the exclusive right to provide billing and customer support services for all customer accounts. In consideration for such licensing rights, the Company has paid Softalk an aggregate of $200,000 (All dollar amounts are denominated in U.S. currency unless otherwise stated).

     After entering into the Softalk licensing agreement, with Softalk's assistance BestNet began building telecommunication facilities in Toronto, Canada, and in the U.S.A. in New York, New York and in Los Angeles, California including the installation of high-capacity switches and Internet servers. Softalk, under a separate contract with BestNet, completed the development of specialized software used for data management, billing and customer service requirements.

     The brand name for our web-enabled long distance service is Bestnetcall. The service was first made available to the public on April 17, 2000. We are presently focusing our resources on marketing Bestnetcall to selected companies with international locations and/or clients. As of the date of this report, we have 3,000 clients with an aggregate of 3,500 persons using our Bestnetcall service.

     Users of our Bestnetcall service are able to do the following by accessing our website at www.bestnetcall.com:

     *    enroll;

     *    place calls;

     *    pay for service; and

     *    access customer service immediately on the Internet.

     Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers immediate billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     Following a telephone calls completion, the total cost for that call may be viewed on the caller's online account. Call detail records may be printed or copied to Word or Excel applications. The Bestnetcall service also includes features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via the website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

BESTNET SERVICES

     During the fiscal year ended August 31, 2001 (Fiscal 2001), BestNet, using Softalk's patented technology, has contracted Softalk to create a wide range of telecommunications products and services. Internet devices that can access the Internet can be used by BestNet to enable telephone calls. The Bestnetcall suite of products include the following services:

LONG DISTANCE CALLING

     Organizations can decrease the cost of their long distance bill while still retaining the toll quality required to conduct business. Bestnetcall provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, email calling, billing codes, country and city code look-up, time zone information and dialing examples.

CONFERENCE CALLING

     Bestnetcall offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the Bestnetcall conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers.

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
CALL ME SERVICES

     Through our Bestnetcall service we are able to offer customers the following services:

* Customer Service Centers
Our customer service centers can enable customers worldwide to call about subjects of interest such as product information, enrollment issues and company information.

* Click through banner
The banner advertising industry can voice-enable their banners to achieve far more effective sales results. Potential customers who access the banner are able to click on the banner to call through to the banner provider and obtain more information about the product being advertised - thereby increasing the sales.

* Web Chat - click to join
Through the Bestnetcall architecture, Web Chat providers can enable users of their service to escalate from on-line chat to a live conversation. In this situation, numbers remain private and users do not have access to numbers of other users.

* Anonymous calling
The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs. The FROM and TO numbers are never displayed, thus it is not possible to determine from where a call is being placed. Certain website providers need both numbers to be anonymous or private, so the callers do not know the numbers they are dialing, nor should the person being called know which number is dialing them.

* Call Shacks
The BestNet Internet telephony system can be used to enable telephone calls in facilities that sell minutes to consumers for use on one of the telephones within the call shack or telephone store. A web-enabled computer can not only launch calls from any number of extension phones or phones connected to direct lines within the call shack, but can also monitor real-time use of the minutes and the actual cost of each call. Call shacks are used by migrant workers in the U.S. to call home and in many countries where consumers do not have any other access to a telephone. The BestNet system allows BestNet to also monitor real time activity that minimizes the occurrence of payment fraud by the call shack.

SALES CALLS

     The Bestnetcall architecture provides the ability to supply sales organizations, such as real estate companies and automobile sales companies, a telecommunications infrastructure whereby customers can call in, review and purchase products. Enrollment and billing infrastructures are also provided.

SATELLITE CALLS

     Bestnetcall allows for terrestrial offices to call remote platforms such as ships, airplanes, oilrigs, etc. Bestnetcall has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls to the terminal at a remote location.

MOBILE CALLING

     Bestnetcall has developed a wireless application that operates on the Palm VII and other wireless enabled Palm devices to enable users to place calls while away from the office. An application has also been developed for the Pocket PC on Personal Digital Assistant's (PDA's) such as the Compaq iPAQ.

     Bestnetcall also enables calls to be launched via email devices such as the Blackberry manufactured by Research in Motion and mobile phones that have text messaging. These capabilities expand the target customer-base for BestNet's services. We believe the increased availability created by mobile calling makes the product more attractive to users. BestNet is currently investigating the opportunity to offer pager calling, where the customer uses a pager to initiate a phone call.

     All calls from these devices are billed in the same way as calls placed through our web product.

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MARKET STRATEGIES

     BestNet offers its Bestnetcall service through both direct sales and indirect sales channels. Our target markets include:

     *    Business and Industry;

     *    Telecommunication Carriers;

     *    Internet Service Providers;

     *    Governmental agencies;

     *    Browser Based Services such as AOL, Yahoo and Amazon.com;

     *    Affinity Groups;

     * Other organizations, including charities, religious organizations, schools and alumni associations; and

     *    Individual Consumers.

     Our marketing efforts are targeted at international long distance users in a number of key geographic areas in the world. Initially, our marketing strategy will focus primarily on the following geographic regions due to greatest savings potential:

     *    Caribbean;

     *    North America;

     *    Asia Pacific;

     *    Central & South America;

     *    Europe; and

     *    Middle East.

DIRECT SALES

         BestNet utilizes the following marketing and sales strategies to generate revenue and increase customer usage:

* Direct Mail and e-mail Solicitations - BestNet sends solicitation materials to prequalified potential users. These materials refer or link the potential user to www.bestnetcall.com and offer a subscription to the Bestnetcall service. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by an in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

* Telemarketing - BestNet currently markets it services through special incentive offerings to its existing customer base. Telemarketing operations will be initiated through the customer service operations during the fiscal year ending August 31, 2002 (Fiscal 2002).

* Media Advertising and Promotion - Limited advertising in key print and electronic media targeted at specific market segments has been initiated in the form of national magazines. Additional initiatives such as advertising in specific trade publications and Internet advertising will be considered during the coming year based on an analysis of the cost-effectiveness of these present activities; and

* Public Relations Activities - A corporate communications and public relations specialist within BestNet is responsible for developing a comprehensive global communications program. This communications program will include initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and feature editorial support. The Bestnetcom.com website is being redeveloped to include a frequently asked questions section to facilitate direct communication with shareholders, stakeholders, customers and the public-at-large.

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
INDIRECT SALES

     Indirect sales efforts will be centered around the following four types of organizations:

* Carriers - The Bestnetcall services are being made available to other telecommunication carriers, resellers and internet service providers for resale to their clients. These types of indirect sales organizations will be solicited through direct mail, e-mail, fax and direct sales calls by BestNet personnel;

* Professional Service Firms - Accounting firms, consultants and legal firms are being solicited to use our Bestnetcall service and to provide this service to their clients as a means of saving money on international long distance calls;

* Retailers and Special Service Providers - BestNet is approaching large retailers and special service providers such as dating services, Internet advertisers and hardware manufacturers to offer our services as a value-added service. These relationships are revenue sharing initiatives with the client organization receiving a negotiated percentage of gross revenue generated by our services; and

* Agent/Distributors - BestNet is establishing a global network of agents and distributors who will market our services to corporate organizations and consumers.

PROJECT MANAGERS

     To date, BestNet has hired two project managers and a sales coordinator. The project managers sell, maintain and service major accounts while the sales coordinator is responsible for selling to special service providers and affinity groups.

INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet is quickly emerging not only as a fast, reliable channel for communication, but also as a means of telecommunication capable of replacing the telephone network.

     We believe there are five key trends impacting the telecommunications industry today. These trends are:

* The rapid evolution of the Internet: Fortune Magazine predicts that by the year 2003, 70% of the U.S. population will be using the Internet and business-to-business (B2B) revenue will approach $1.3 trillion (Forrester).

* The demand for data: The demand for data is predicted to be two times that for voice (Business Week, January 2000). Customers will demand high speed Internet access.

* New and improving technology: Telecommunications Magazine predicts that by the year 2003, U.S. cell-phone penetration will be 60%, with Japan approaching 70%, and Europe over 80%. As the technology improves, the demand will increase.

* Demand for services: Business customers want to focus on their core business, and procure outside services for non-strategic functions. Business and consumers want to be empowered to have access to services and information when it is convenient to them.

* The changing regulatory environment: Deregulation is encouraging telecommunications companies to enter each other's markets. Increased competition stimulates globalization as companies move to add geography, customers, expertise, and technology to their business.

     The Gartner Group predicts that Business to Consumer (B2C) transactions will reach $380 billion by 2003, and B2B will exceed $7 trillion by 2004. In July 2000, Forrester Research predicted that 65% of corporate buyers plan to buy at least some telecommunications services on-line; several telecom-purchasing managers stated that, if their carriers are not Web-enabled in two years, they will switch suppliers.

     The potential benefits offered by Voice-over-IP (VOIP) and other forms of Web telephony have captured the interest of the media, investors and consumers. The appeal of Internet telephony can be attributed to the fact that it offers a cost-effective alternative to services provided by traditional telecom carriers and provides the ability to make free phone calls using the Internet.

     There are several forms of Internet telephony, including, PC-to-phone, PC-to-PC, web-enhanced telephony and phone-to-phone via PC. PC-to-phone, PC-to-PC, and web-enhanced telephony all require specific software or hardware components. Meanwhile, phone-to-phone via PC uses an Internet connection and the existing telephone public switch telephone network (PSTN) infrastructure. [All these forms of communication offer significant cost savings when compared to using a traditional carrier, however, phone-to-phone via PC provides higher quality voice because it utilizes the PSTN infrastructure.

THE CHALLENGES

     Historically, the Internet telephony market, has had its share of obstacles. A major disadvantage has been inconsistent service and unpredictable sound quality. For instance, some calls may be relatively clear, while others contain background interference and a delay in voice transfers.

     Another perceived disadvantage of Internet telephony is the need to purchase or install new hardware and/or software to enable the user to make calls using the Internet. VoIP requires a minimum of an internet connection, a microphone and sound card; web-enhanced telephony requires a minimum of an internet connection and uses multiple combinations of audio and video hardware. Phone-to-phone via PC requires an Internet connection and a phone.

     Perhaps one of the biggest challenges facing the Internet telephony market is getting people to change their habits. Instead of using the keyboard on a phone to place calls, vendors in this space have to convince potential customers of the benefits of using the keyboard on a computer to place phone calls. The inducement to make the change presently is the significant cost savings in placing long distance calls via our Bestnetcall Service.

     The inherent diversification of the Bestnetcall product suite addresses the above challenges directly.

LOOKING AHEAD

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Moreover, according to an IDC report, a leading technology research firm, the world wide Internet telephony market is estimated to grow from 310 million minutes of use in 1998 to 135 billion in 2004. Revenues for this service are projected to increase from $480 million in 1999 to $19 billion by 2004. The report also estimates that the business market will implement extensive use of Internet telephony exceeding the consumer market by 2004.

PSTN - TOLL QUALITY

     At the present time and for the foreseeable future, reliable, consistent toll quality voice calls are best facilitated using the PSTN. For this reason, we believe business users will continue to use telephone lines as the primary carriers of long distance service while consumers will be the biggest users of VoIP. The PSTN will continue to be used by business as opposed to alternatives found in the Internet and cable systems for the following reasons:

     *    Speed of communication;
     *    Quality of communication;
     *    Reliability of communication; and * Ease of operation.

LOW COST RATES

     The global telecommunications industry has been highly regulated. However, over the past several years, North America and parts of Europe have enjoyed significant deregulation, which has resulted in a highly competitive long distance service industry. The U.S. and Canada have among the lowest telephone rates in the world and the U.S. has emerged as the lowest cost supplier of long distance rates. U.S. deregulation has resulted in sizable reductions in the wholesale cost of long distance services available to long distance resellers. Although declining rates have been symbolic in the U.S., Canadian and some European long distance markets, we believe international rates to and from many other countries have been slow to decline for two major reasons:

     (1) Foreign telephone company (Telco) management are reluctant to reduce their rates given their monopoly status; and

     (2) In some areas of the world, governments have been reluctant to antagonize strong Telco unions.

     In the long term, it is unlikely that these high rates can be maintained as new technologies render the Telco monopolies ineffective. We believe that such new technologies will evolve around the emergence of the Internet as a mass communications and commerce medium.

     A number of companies started Internet telephony operations in the last few years. The intense competition in the telecommunications market, in addition to the growth of e-commerce, has necessitated a drive towards exploring new levels of decreasing costs and resulted in the genesis of Internet telephony.

     We believe usage and competitive pressures will drive down telephony pricing on a global basis. Price, enhanced services and quality will become the only major differentiators in the market over the next 24 months.

     BestNet is concentrating its efforts on the corporate and business markets. BestNet uses the Internet to enable, control and manage PSTN calls accessed from its central offices in New York, Los Angeles and Toronto. BestNet is bringing the best wholesale long distance rates (which are in the U.S.) to the entire world. The Company can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to its switches in the U.S. and Canada.

THE INMARSAT TELEPHONY MARKET

     One of the fastest growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of four satellites circling the globe. These satellites provide telecommunication services through terrestrial uplink carriers to areas not covered by traditional telecommunication services.

BESTNET'S SOLUTION

     Under its licenses from Softalk, BestNet provides commercial voice quality Internet-enabled long distance services to corporate and residential subscribers. Our Web-based solution offers subscribers access to low cost long distance rates by using the Internet as the means to launch calls and to view billing within seconds after completing a call.

     This technology blends the best of current telecommunication systems by using commercial telephone networks for voice quality and the Internet for control and access. Our Bestnetcall service provides a user anywhere in the world access to the U.S. telecom infrastructure while not infringing upon international telecom agreements.

     For example, users making calls from the Caribbean to the U.S. would operate over the same network as users from the U.S. making calls to the Caribbean. As a result, middle retailers of telecommunication services are eliminated. This ensures the lowest pricing structure on a long-term basis.

     BestNet provides customers access to its network through its switches located in New York, Los Angeles and Toronto. Additional switch locations are planned for deployment in major cities in North America, Asia and Europe. The deployment of these additional switches will follow as demand dictates and capital resources become available.

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BESTNETCALL - ENHANCEMENTS

     During the past year, Bestnetcall service added a number of enhancements:

* Conference Calling - This feature allows users to connect up to 64 parties on a single call, using their personal computer to initiate the calls. Conference calls may be launched immediately or prescheduled for a specific time and date. All conference calls will display the status to the conference administrator via the Bestnetcall website and offer substantial rate reductions compared to conventional conference call services provided by the major long distance providers;

* An improved graphical user interface - This feature allows the user access to more information, as well as provides much quicker load times, which is critical where Internet connections are slow;

* A desktop application - This feature was designed for networked office users without a dedicated Internet connection, or where Internet connections are very slow. The desktop application resides on the user's personal computer and uses small-packet transmission to quickly initiate calls. Furthermore, this feature saves time by not requiring a browser, website navigation or log-in; and

* Wireless Personal Digital Assistant - Designed for micro-web browsers, such as employed by the Palm VII, users can launch Bestnetcall telephone calls or conference calls at any time using their wireless device.

     In August 2001, we introduced the availability of our long distance and conference calling services via e-mail. These services allow a user to initiate, on demand, a long distance telephone call by sending an e-mail. This service is available through cell phones and other hand-held devices that are equipped to send e-mail.

     Additionally, in August 2001, we introduced the availability of our conference calling services designed for handheld devices using Palm OS. The free software that can be downloaded from the bestnetcall.com website, allows Palm users to initiate conference calls from any convenient telephone, such as their office, home or cellular phone.

BESTNETCALL - FUTURE PRODUCT STRATEGY

     According to industry sources, approximately 22 million personal computers are connected to the Internet in North America. These sources, furthermore, predict that by 2002, an additional 23 million non-personal computer devices will be used to access the Internet. Recognizing this trend, the Company has contracted with Softalk to customize and develop variations of Bestnetcall that use alternative methods for accessing our service, including the following:

* Two Way Paging - We are developing applications for two-way paging to launch calls transmitting packets from paging networks to our web server and switching matrix;

* Internet Devices - Bestnetcall services will be designed for non-personal computer Internet devices, such as Set-top boxes, like as WebTV; Smart phones, like as iPhone; and Appliances, like I-Opener;

and any device that can access the Internet can be enabled by BestNet to provide access to Bestnetcall services. No assurance, however, can be given that we will be able to successfully develop or, if developed, commercially exploit any of the above-referenced devices.

NETWORK STRUCTURE

PHASE I - INITIAL DEPLOYMENT

     BestNet's network equipment is currently located in a central office facility located in New York, Los Angeles and Toronto. Our system is designed to initially support 20 million minutes of voice traffic per month. Our system can be increased as support needs increase. Full network monitoring and diagnostics are employed on a 24 x 7 basis.

     BestNet's web server is hosted by UUNet. UUNet has one of the largest telecommunications infrastructures in North America. Our current network configuration will support 25,000 simultaneous hits and may easily be expanded. UUNet provides support on a 24 x 7 basis and backup power is supplied by on-site battery and off-site generators to ensure system survivability.

     BestNet's switching matrix is located in its central office facility with direct T-1 connectivity to the wholesale PSTN. The initial deployment of 1,000 ports is configured for rapid expansion capability of up to 10,000 ports. We work closely with the Softalk telecom and network engineers and their software development team to monitor and maintain the system in New York, Los Angeles and Toronto.

PHASE II - EXPANDING POINTS OF PRESENCE

     BestNet intends to expand its network worldwide. Additional locations of network equipment will be deployed in key strategic locations to facilitate web, voice and data traffic. These additional locations will provide network redundancy and least inexpensive cost routing for voice traffic.

     The point-of-presence in New York, at 60 Hudson Street, is the East Coast's principal gateway for international telecommunication traffic. The New York location contains a switching matrix. Each of these points-of-presence contain telecommunications switches that can be expanded up to 10,000 ports. The New York switching matrix is connected to several international public switch telephone network carriers including the uplink carrier for Inmarsaat traffic. From these locations BestNet offers inexpensive international long distance services to or from anywhere in the world using North American wholesale rates.

     During the past year, BestNet also expanded its points-of-presence to Los Angeles at 1 Wilshire Boulevard, the West Coast's gateway for international telecommunication traffic. The equipment and facility is similar to that of our New York central offices. These three central offices provide complete redundancy for one another in the event of a failure by one or two locations. The cost of deploying a central office or point-of-presence is approximately $250,000.

     BestNet has also deployed two additional web host servers in Texas to provide complete redundancy for website access.

PHASE III - VIRTUAL PRIVATE NETWORK

     As voice traffic increases, BestNet plans on deploying gateway servers to better facilitate growing international traffic between certain locations. This strategy will allow the Company to install a virtual private network along these high-traffic routes to reduce costs for voice traffic. Employing dedicated data circuits between these gateways will allow voice calls to be compressed and transmitted using data packets, which significantly reduces the cost of routing over normal telephone network channels.

TRANSACTIONS WITH SOFTALK

     Our current and future business activities are substantially dependent on the continuation of our relationship with Softalk. As discussed more fully below and elsewhere in this Report, our ability to offer the Bestnetcall service is subject to a license agreement with Softalk, which may be unilaterally terminated by Softalk upon the occurrence of certain events. We have also contracted with Softalk to perform substantially all of our development and engineering activities with respect to the rollout, enhancement and maintenance of the Bestnetcall service, related product offerings and the deployment of our telecommunication network. Accordingly, we believe any disruption or termination in our relationship with Softalk would have a material adverse effect on our business, prospects, financial condition and results of operations.

LICENSE AGREEMENT.

     On October 25, 1999, BestNet and Softalk amended their license agreement to grant BestNet and its subsidiaries a worldwide, exclusive license to distribute, market, service, sell and sublicense Softalk's services and products to commercial accounts. This agreement also grants BestNet a worldwide nonexclusive license to distribute, market, service, sell and sublicense Softalk's services and products to individual customer accounts. In exchange for the license amendments, BestNet issued to Softalk five-year warrants to purchase up to 5,246,753 shares of BestNet common stock; 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 have an exercise price of $5.00 per share, and the remaining 1,000,000 have an exercise price of $10.00 per share.

     Under the terms of the amended license agreement (the license agreement), we paid an initial license fee of $200,000. We are also obligated to pay Softalk an amount equal to the sum of (a) 100% of Softalk's actual direct expenses incurred in connection with the sale, license and delivery of Softalk products and (b) a five percent (5%) markup of the total traffic on the wholesale long distance per minute lines costs on a monthly basis.

     The amended license agreement may be terminated under the following conditions:

* Either party has the right to terminate the license agreement upon thirty (30) days written notice to the other party, if such other party fails to comply in any material respect with any term or condition of the license agreement and such failure to comply is not corrected within such thirty (30) day notice period;

* Either party has the right to terminate the license agreement in the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors; and

* Softalk has the right to terminate the license agreement upon sixty (60) days written notice following a change of control of BestNet. Under the license agreement, a change of control is deemed to have occurred:

     When, after the date of the license agreement, any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) is or becomes the beneficial owner (as defined in Rule l3d-3 of the Exchange Act), directly or indirectly, of securities of BestNet representing fifty-one percent (51%) or more of the combined voting power of BestNet's then outstanding securities, other than (i) an employee benefit plan established or maintained by BestNet or a subsidiary of BestNet, or
(ii) any person who presently owns such quantity of securities as of the date hereof,

or

upon the approval by BestNet's stockholders of (1) a merger or consolidation of BestNet with or into another corporation (other than a merger or consolidation the definitive agreement for which provides that at least a majority of the directors of the surviving or resulting corporation immediately after the transaction are continuing directors, (ii) a sale or disposition of all or substantially all of BestNet's assets, or (iii) a plan of liquidation or dissolution of BestNet.

     Individuals who, as of the date of the license agreement, constitute the Board of Directors of BestNet (the Incumbent Board) cease for any reason to constitute at least 80% of the Board; provided, however, that any person becoming a member of the Board subsequent to the date hereof whose election, or nomination for election by BestNet's stockholders, was approved by a vote of at least 80% of the members then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors of BestNet, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act or any successor provision thereto) shall be, for purposes of this License Agreement, considered as though such person were a member of the Incumbent Board.

     Upon termination of the license agreement for any reason whatsoever, BestNet is permitted to continue using Softalk's intellectual property in providing services to all its existing (at the point of termination) clients.

PURCHASE AGREEMENT.

     On November 13, 1999, BestNet, through its subsidiary, Interpretel (Canada) Inc., purchased all existing products and accounts of Softalk in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada). Under this agreement, Softalk granted BestNet a right of first refusal with respect to purchasing Softalk, its intellectual property, software and/or patents. The shares issued under this agreement were exchangeable on a one-for-one basis for shares of BestNet's common stock at any time by the holder thereof. The issuance of the Class A shares of Interpretel (Canada) was valued at $10,000,000, the value of BestNet's common shares into which the Interpretel

(Canada) shares could be converted. On November 10, 2000, Softalk exercised its exchange rights, resulting in the issuance of 4,329,004 restricted shares of BestNet common stock in exchange for a like number of shares of Class A Non-voting preferred stock of Interpretel (Canada). As of November 7, 2001 and November 30, 2000, Softalk held approximately 29% and 53%, respectively, of the issued and outstanding shares of BestNet common stock.

CROSS CORPORATE CONTROL.

     Softalk has the right to designate up to two directors to the Board of Directors of BestNet. As of the date of this 10-KSB, Softalk has designated one person to serve on BestNet's five person Board of Directors. BestNet also has been granted the right to appoint one director to the three person Board of Directors of Softalk. BestNet has appointed Gerald I. Quinn, BestNet's Chairman, to Softalk's board.

LOAN FACILITY.

     On August 6, 1999, BestNet entered into a loan facility with Softalk pursuant to which BestNet agreed to loan Softalk up to $2 million at an interest rate of prime plus 1%. As of November 7, 2001, the outstanding balance of the loan was $1,384,000. Under the original terms of this loan, Softalk could pay back the loan principal plus interest on or before August 6, 2000, or convert any amounts outstanding, plus interest, on the loan into shares of Softalk common stock in full satisfaction of money owed to BestNet under the loan. On September 8, 2000, the Board of Directors approved amending the loan to extend the term of the loan to August 6, 2001. As of the date of this Report, the loan remains outstanding and is due and payable upon demand by BestNet.

COMPETITION

     The communications industry is highly competitive, and one of the primary purposes of the U.S. Telecommunications Act of 1996 (the Telecommunications Act) is to foster further competition. In each of the markets we intend to operate, we will compete principally with the established telephone company serving such market. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the established telephone companies. Furthermore, one large group of established telephone companies, the regional Bell operating companies, have been granted, under particular conditions, pricing flexibility from federal regulators with regard to some services with which we compete. This may present established telephone companies with an opportunity to subsidize services that compete with portions of our services and offer competitive services at lower prices.

     We expect to experience declining prices and increasing price competition. We cannot assure that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

REGULATION

     The following summary of regulatory developments and legislation describes the primary present and proposed federal, state, and local regulation and legislation that is related to the Internet service and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries.

OVERVIEW

     Telecommunications services are generally subject to federal, state and local regulation. The Federal Communications Commission (FCC) exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act. In particular, state regulatory commissions have substantial oversight over the provisions of interconnection and non-discriminatory network access to established telephone companies. Local governments often regulate public rights-of-way necessary to install and operate networks.

FEDERAL REGULATION

     We do not believe our Internet operations are currently subject to direct regulation by the FCC or any other telecommunications regulatory agency, although they are subject to regulations applicable to businesses generally. However, the future Internet service provider regulatory status continues to be uncertain. In an April 1998 report, the FCC concluded that while some Internet service providers should not be treated as telecommunications carriers, some services offered over the Internet, such as phone-to-phone telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Despite the FCC's decision not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision being upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. An imposition of an access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth or reduce potential revenues, particularly if other governments follow suit, which may in turn increase the cost of doing business over the Internet.

EMPLOYEES

     As of November 7, 2001, we had eleven employees. BestNet believes that our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. BestNet believes that it enjoys good relationships with the employees.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock. We may receive up to $72,500 in proceeds from the exercise of the warrants. We will use all of these proceeds for working capital for our operations.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     BestNet's common stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC:BB from June 28, 1999 to the present. The high and low bid prices of BestNet's common stock as reported from September 1, 1997 through August 31, 2000 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows, as adjusted for a one-for-six reverse split effective December 18, 1998:

                                        HIGH             LOW
                                        ----             ---
         FISCAL YEAR ENDED:
         August 31, 1999
           First Quarter               3.5625             1.5
           Second Quarter              3.5625             2.0
           Third Quarter               2.9375           0.125
           Fourth Quarter               2.625             0.5

         FISCAL YEAR ENDED:
         August 31, 2000
           First Quarter                 4.25         1.46875
           Second Quarter               10.25           4.125
           Third Quarter                 9.50             5.0
           Fourth Quarter                7.25            3.81

         FISCAL YEAR ENDING:
         August 31, 2001
           First Quarter                6.125            .875
           Second Quarter               3.375           .5625
           Third Quarter                 3.80             .55
           Fourth Quarter                4.40            2.05

The bid and the ask price of BestNet's common stock on November 7, 2001, were $2.00 and $2.20, respectively.

     As of November 7, 2001, BestNet had 115 shareholders of record of its common stock.

     BestNet has never declared any cash dividends on common stock and currently plans to retain future earnings, if any, for its business operations.

     NASDAQ DELISTING. BestNet's common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that BestNet was not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, BestNet's common stock has been traded on the OTC Bulletin Board under the symbol BESC.

                               SELLING STOCKHOLDER

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                  Total Shares
                of Common Stock       Total
                 Issuable Upon      Percentage        Shares of     Beneficial   Percentage of    Beneficial      Percentage
                 Conversion of    of Common Stock,   Common Stock    Ownership    Common Stock    Owner-ship       of Common
                Preferred stock    Assuming Full     Included in    Before the   Owned Before     After the       Stock Owned
    Name        and Warrants(2)    Conversion(2)     Prospectus(1)    Offering      Offering      Offering(3)   After Offering(3)
    ----        ---------------    -------------     -------------    --------      --------      -----------   -----------------
Laurus Master       367,015            2.4%             Up to         367,015         2.4%            --               --
 Fund, Ltd.                                           $746,875
                                                       worth of
                                                     common stock

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

     (1) Because the number of shares of common stock issuable upon conversion of the convertible preferred stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock. As a result of the contractual agreement not to exceed 4.99% beneficial ownership, the selling stockholder does not believe it is a control person as defined in the Securities Exchange Act of 1934 or is required to file a Schedule 13D.

     (2) Assumes a conversion price of $2.035. Includes 25,000 shares underlying warrants that are currently exercisable at an exercise price of $2.90 per share. In accordance with rule 13d-3 under the securities exchange act of 1934, Michael Finkelstein may be deemed a control person of the shares owned by such entity.

     (3)  Assumes that all securities registered will be sold.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholder will sell any or all of the common stock in this offering. The selling stockholder may use any one or more of the following methods when selling shares:

     * Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

     * Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     * An exchange distribution following the rules of the applicable exchange

     *    Privately negotiated transactions

     *    Short sales or sales of shares not previously owned by the seller

     *    A combination of any such methods of sale any other lawful method

The selling stockholder may also engage in:

     * Short selling against the box, which is making a short sale when the seller already owns the shares.

     * Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.

     * Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling stockholder do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules

     Our common shares are subject to the "penny stock" rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

     * the commission payable to both the broker-dealer and the registered representative,

     *    current quotations for the securities, and

     * if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

     Underwriter Status

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because the selling shareholders are deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

     We have agreed with the selling stockholder to keep this registration statement continuously effective under the Securities Act of 1933 until such date as is the earlier of (x) the date when all of the securities covered by such Registration Statement have been sold or (y) the date on which the securities may be sold without any restriction pursuant to Rule 144(k) as determined by our counsel.

                         DETERMINATION OF OFFERING PRICE

     The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

SERIES C CONVERTIBLE PREFERRED STOCK

     On October 17, 2001, we completed a $500,000 private placement of Series c preferred stock and common stock purchase warrants with an accredited investor. The financing consisted of 5,000 shares of Series C preferred stock and a Warrant to purchase 25,000 shares of common stock. The Series C preferred stock carries a dividend of 8%. The number of shares of Common Stock issuable upon conversion of each share of Series C Preferred Stock shall equal (i) the sum of
(A) the Stated Value per share and (B) at the Holder's election accrued and unpaid dividends on such share, divided by (ii) the Conversion Price. The Conversion Price shall be (i) until 45 days from the date hereof, $2.40, and
(ii) on and after 45 days from the date hereof, the lower of (x) $2.40; or (y) eighty percent (80%) of the average of the three lowest closing prices for the common stock on the NASD OTC Bulletin Board, NASDAQ SmallCap Market, NASDAQ National Market System, American Stock Exchange, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock, the "Principal Market"), or on any securities exchange or other securities market on which the Common Stock is then being listed or traded, for the thirty (30) trading days prior to but not including the Conversion Date. The shares of Series C preferred stock and dividends may not be converted without the consent of the Holder.

     The Warrants held by the Series C preferred stockholders have a term of five years and are exercisable at a price of $2.90 per share. The Holder may designate a cashless exercise of the Warrant and surrender a portion of the Warrant having an aggregate current market value equal to the aggregate exercise price at the exercise date.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Sichenzia, Ross, Friedman & Ference LLP, New York, NY.

                                     EXPERTS

     The consolidated financial statements of BestNet Communications Corp. included in BestNet Communications Corp.'s Annual Report (Form 10-KSB) for the years ended August 31, 2001 and 2000, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 2001.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                               PART II TO FORM S-2

                    INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

     SEC Registration Fee                $   187.00
     Legal Fees and Expenses              30,000.00
     Accounting Fees and Expenses          5,000.00
     Printing and Engraving Expenses       1,000.00
     Miscellaneous                        10,000.00
                                         ----------
          Total                          $46,187.00
                                         ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles 11 and 12 of our Articles of Incorporation provide as follows:

     1. To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

     2. The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

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
ITEM 16. EXHIBITS

Exhibit                                                          Page Number or
Number                             Description                  Method of Filing
------                             -----------                  ----------------

 4.1       Form of Warrant issued to investor in private            Filed herein
           placement

 4.2       Series C Preferred Stock Certificate of designation      Filed herein

 5         Opinion re: legality of the securities being             Filed herein
           registered

10.1       Securities Purchase Agreement between BestNet            Filed herein
           and the investor in the private placement

23.1       Consent of Independent Auditors, Semple & Cooper LLP     Filed herein

23.3       Consent of Counsel                                      See Exhibit 5

24         Powers of Attorney                                            **

----------
**   Filed as part of the Signature Page of this Form S-2.

ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the Registrant under
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities

Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on November 21, 2001.


                                       BESTNET COMMUNICATIONS CORP.

                                       By: /s/ Robert A. Blanchard
                                           -------------------------------------
                                           Robert A. Blanchard
                                           President and Chief Executive Officer


                                       By: /s/ Robert A. Blanchard
                                           -------------------------------------
                                           Robert A. Blanchard
                                           Chief Financial Officer
                                           (Principal Accounting Officer)

     The officers and directors of BestNet Communications Corporation whose signatures appear below, hereby constitute and appoint Gerald I. Quinn as their true and lawful attorney-in-fact and agent, with full power of substitution, with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-2, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

      Signature                       Title                           Date
      ---------                       -----                           ----

/s/ Gerald I. Quinn          Chairman of the Board,            November 21, 2001
--------------------------   President, Chief Executive
Gerald I. Quinn              Officer


/s/ Robert A. Blanchard      Chief Financial Officer           November 21, 2001
--------------------------   (Principal Financial
Robert A. Blanchard          and Accounting Officer)


/s/ Kevin C. Wilbore         Vice President, Product           November 21, 2001
--------------------------   Development
Kevin C. Wilbore


/s/ Kevin England            Director                          November 21, 2001
--------------------------
Kevin England


/s/ Herbert Haenert          Director                          November 21, 2001
--------------------------
Herbert Haenert